August 19, 2024

Mark Learmonth
Chief Executive Officer
Caledonia Mining Corp Plc
B006 Millais House
Castle Quay
Jersey JE2 3EF

       Re: Caledonia Mining Corp Plc
           Registration Statement on Form F-3
           Filed August 9, 2024
           File No. 333-281436
Dear Mark Learmonth:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Liz Packebusch at 202-551-8749 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   James Guttman